77C: Submission of matters to a vote of security holders

a. The Fund's annual shareholders meeting was held on June 15, 2004. The result of votes taken among shareholders on the proposals presented at the meeting are listed below:

b. Proposal 1:
To re-elect two Directors to the Board of Directors of the Fund.
Brent R. Harris, Carter W. Dunlap, Jr., and James M. Whitaker continued in office as Directors.


c.

                     # of Shares Voted     % of Shares Voted
Francis E. Lundy
For			34,296,557		99.0%
Withheld	           350,643		 1.0%
Total			34,647,200	       100.0%

Gregory S. Young
For			34,218,924	      	98.8%
Withheld	       	   428,276               1.2%
Total			34,647,200             100.0%